EXHIBIT 21.1

Significant Subsidiaries of the Registrant

The following are significant subsidiaries of Cann American Corp. (the “Company”) as of the date of the Registration Statement and the states or jurisdictions in which they are organized. The Company owns, directly, 100% of the voting securities of all of the subsidiaries included below.

Name	State or Jurisdiction or
Organization of Entity

Prodigy Stem Cell, LLC	New Jersey
Red Sand Health, LLC	Florida